Exhibit 99.3

Common TV call

“INFOSYS-COMMON TV-OCTOBER 16-2018”

October 16, 2018

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

M.D. Ranganath

Chief Financial Officer

JOURNALISTS

Sajeet Manghat

Bloomberg Quint

Fatima Mahdi Karan

BTVI

Kritika Saxena

CNBC

Chandra R. Srikanth

ET Now

Salil Parekh

Good afternoon. Thank you for joining us. I am delighted to share with you our results. We had a strong quarter, our growth in Q2 was broad based across all business segments, geographies and service lines. Our large deal wins were strong at over $2 bn with over 60% net-new. On a constant currency basis, our growth quarter-on-quarter was 4.2%. Our digital revenue growth was 13.5% quarter-on-quarter and 33.5% year-on-year basis. Our digital business is now 31% of our overall business. We see strong demand in various areas of digital specifically in cloud, IoT, cyber and data and analytics. Our operating margin was at 23.7%. Financial services business grew 5.8% quarter-on-quarter, retail at 5.9%, manufacturing at 4.8% in constant currency. In fact, several of our sectors are growing over 10% year-on-year. In our financial services business, we saw an improving demand in the US based on our results in Q2. In terms of service lines, we had a good traction in business process management, cloud infrastructure services, data and analytics and several other service lines. Our large client growth was strong with the Top 10 clients growing at 5% quarter-on-quarter higher than the company overall in constant currency. In general, the demand environment looks stable – it is good in the US, strong in Continental Europe and good in Australia. We are continuing our investments in agile, in digital, in automation and in artificial intelligence and also in our people via training and compensation. Overall, we feel positive that our strategy of Agile Digital and Automation and AI in core services is resonating well with our clients and in fact building more and more relevance for us within our client thinking. The first steps of our three-year transformation program are being put in place and are starting to show some traction. At this stage I would like to take this opportunity to thank Ranga for his tremendous contribution to Infosys over the past several years and wish him all the very best for the future. With that let me hand it over to Ranga for a few remarks.

M.D. Ranganath

Thank you very much Salil. Hello everyone! If I were to describe this quarter’s financial performance in one single word it is a blockbuster financial performance and operating performance. Several key financial and operational metrics had a very positive trajectory whether it is the revenue growth that Salil talked about or the top client growth or the deal wins, the cash generation, EPS growth and the utilization and so on. All of the parameters had a very positive trajectory and some of them were really multiyear high in this quarter. Let me start talking about the revenue. First half year, that is first six months of this year as compared to the previous year’s first six months, the revenues grew 7.1% in constant currency terms. As you know that is pretty much at the midpoint of our annual revenue guidance of 6% to 8% in constant currency terms. Likewise, if you look at the operating margins, we closed the first half of the year at 23.7%, which is pretty much at the top end of our annual revenue guidance of 22% to 24%. Likewise, we had very robust operational cash generation in the first half of the year, which was a billion dollars and in line with the capital allocation policy that was announced in April, which is a payout up to 70%; we have announced an interim dividend of Rs.7 per share. This quarter also our unwavering focus on the several operational efficiencies parameters yielded results. The utilization continued to be over 85%, onsite mix reduced, per capita revenue increased 3.8% year-on-year. Most importantly the return on equity was 24.7%, year-on-year it expanded by almost 3% as well as the EPS growth year-on-year for the quarter was 5.7%. So overall it has been a blockbuster financial performance and operational performance for the company. I could not have been happier about the robust financial performance as I complete three years as CFO of this company. I would like to sincerely thank each one of you, the investors, the Board and all the employees and my team for this whole-hearted support you have provided me over the last three years. During these three years, the company had a very strong and resilient financial performance. Between fiscal 2015 and 2018 while the revenues expanded 26%, free cash expanded by 40% and we had some key events, significant milestones during these three years like one of the largest share buybacks for the first time for Infosys as well as closure of APA and many such things. I am very happy and proud of the fact that the company is in a very strong and resilient financial position as I hand over the baton to my successor. With this let us open for questions.

Sajeet

This is Sajeet here from Bloomberg Quint. Salil the first question to you, you came out with a good set of numbers, revenue growth at 4.2% on a constant currency terms but you retained the guidance at 6% to 8% that shows some bit of conservatism. Are you seeing a good traction in terms of demand coming in or are there some headwinds which you are forcing that is why you have been very conservative in keeping the guidance of revenue and margins at those levels? The second is I want a commentary on the BFSI and the North America space how is it doing? Are you seeing good traction coming in? We saw revenues from both financial services and North America go up marginally by 30 bps to 40 bps in this quarter. Can you give us some idea of the kind of deal wins which we have? $2 bn was a deal win in Q2, what percentage of that was digital and what was traditional order just to get a flavor of it? For Ranga some questions on margins, what has been the impact of currency on margins and there has been some salary increases, the street was expecting more than 100 BPS in improvement in margins but it is slightly lower than 24%. So, is there a buffer that you are keeping in for some dry quarters to ensure that your attrition rates come down and you have spent more investing on digital space from there and Mr. Rao if you can highlight some of the measures that you have taken with respect to the attrition rate and the employee retention scheme?

Salil Parekh

Let me start with the first part of your question. I think in terms of demand we see a strong demand outlook as I shared. We see good fundamentals in the US market, we see a good macro, we see strong macro in the Continental European market, our deal wins are strong in Q2, and they were also strong in Q1. All in all, our view is that this is a fairly comfortable outlook in terms of demand and revenue growth for us. So, we remain quite comfortable where our revenue is looking today. For financial services in North America, I will request Pravin to answer.

Pravin Rao

Overall on financial services, after a couple of soft quarters we have seen growth come back and growth has been strong both in America as well as Europe. It is on the back of strong growth in existing account as well as new logos. Of the large deal wins that we had, three of the large deal wins this quarter was from financial services. So, we remain very positive about this space. The momentum is strong, the pipeline is healthy and we expect the momentum to continue on the back of the large deal wins this quarter and the previous quarter as well as some of the new logos that we have opened. To the question on attrition, attrition has marginally come down but nevertheless it remains higher than where we want it to be. In some sense, it is a reflection of high demand for talent in this space and also a reflection of the fact that we are putting enormous amount of effort in terms of reskilling and retraining our people. So to some extent our people become a very attractive proposition in the market. Having said that we have started working on several interventions in the last quarter and some of it will continue in the coming quarter as well. We have rolled out more promotions. We have analyzed and found out that higher attrition is for people in the three year to five-year experience range, so we are looking at some interventions for those people. We have created new career streams. We have created big programs for people with aspirations to become power programmers, technical architects. So there are multiple things we are doing both on the career front and trying to address any compensation and benefits related things. We remain confident that over the next couple of quarters it should come back to an acceptable range.

M.D. Ranganath

Coming to the margin question, yes sequentially the margin stayed at 23.7% as compared to Q1. We clearly had currency benefits, the rupee, net-off the cross currency, benefited us by about 80 basis points. As you know 70% of our revenues are in dollars, 30% is still in non-dollars. Then about 70 basis points of additional positive impact came from better pricing and reduction in the onsite mix that I talked about earlier. So a total 150 basis points of benefit and that was kind of utilized for higher variable pay as well as certain compensation increases that we had planned earlier for Q2 and also to some extent, looking at the attrition we had certain interventions that we had to do. That accounted for about 100 basis points. So comp increase plus variable pay and certain interventions were about 100 basis points. The balance 50 basis points was really due to higher subcontractor expenses to ensure our talent supply chain for the onsite projects does not get impacted and some of the investments in the localization that we made. 150 basis points minus 150 basis points, so 23.7% stays 23.7%

Fatima Mahdi Karan

Lovely to see you all again. Sajeet of course has asked you some of the key questions already. So I am just going into some of the other specifics. As far as your plans are, when it goes to investments in digital going forward, could you tell us a little bit more of that in terms of forward-looking what we are seeing there? Also can you tell us a little bit more about the acquisition of the Temasek subsidiary as well? What exactly, you can share with us on that? Also how you are anticipating pricing and volumes looking for the remainder of the year because you have talked about the sort of reactions you have got from different markets but can you tell us a little more about how the picture is looking forward?

Salil Parekh

On Digital we are continuing to make our investments and there was a plan we had put in place at the start of the fiscal year, which outlines investments related to the five elements of the Pentagon that we have described as our digital focus areas. We are continuing to make those investments. Those investments were staggered across the year, more of them coming in the second half but equally there were quite a few in Q2. There are three big bets we have identified within our digital space internally and those are businesses we think we can scale up even more rapidly within the overall digital which is growing at over 33%. We see a very good traction for that in the market. So all indications, the investments will continue, the traction is good and we hope to continue to see some good business growth there.

In terms of Temasek announcement, we were really delighted that Temasek has chosen us to be their partner for all the digital transformation that they are growing through. In that partnership the way that they wanted to structure the agreement was to keep a part of it for themselves and the majority sits with us. In that sense, we own the execution of it. We have responsibility to make sure all of that succeeds. So indeed we are grateful that they have selected us against all our major competitors and we think that will become a model in the way we execute it of how we will do work not only in financial services but across many sectors. In terms of pricing, at a macro level, pricing is stable. We see our digital business showing a higher margin, which I think we shared last quarter as well. So overall we remain quite confident, we have so much investment in automation, artificial intelligence that starts to benefit us in our core service as well. So, with a stable pricing and these investments we see a reasonably bright future there.

M.D. Ranganath

Essentially on the pricing again on a year-on-year basis if you look at it, for the quarter it has been stable in constant currency terms, which we have seen consistently for a couple of quarters; unlike fiscal 2016 and 2017 where we had in constant currency terms, the pricing declined about 1.5%, it is pretty stable currently.

Kritika Saxena

Hi gentlemen congratulations. So Salil first question to you, if I look at the breakup of digital and core, digital has grown by 13.5% and core services by 0.5%. Is that a sign of things to come that digital is now gradually going to increase in terms of the revenue mix. And following up to what you had answered on the guidance front; the demand environment looks positive, you seem to be confident, your internals are strong. Is it then a given that by Q3-Q4 you will revise your guidance upwards?

Salil Parekh

On digital as we laid out our strategic direction, we have an intense focus on digital, while equally we have a very strong focus on what we call core services. Our digital today is growing very nicely at over 33%, it is over 31% of our revenue. So, we continue to see just the way that growth is, the way our clients are reacting to what we are putting there, we will have larger and larger share. Notwithstanding that our core services are also growing; while it is a smaller growth, it is something we see good traction in and with some of the observations in the market, some of the large deal wins, we think both digital and core services look to be in a good shape. In terms of the guidance, I will come back to what we said earlier. We see a strong demand, what Pravin said we see a robust pipeline, we see good traction in financial services and we see good traction across multiple sectors. So, we feel comfortable about where we are in terms of revenue.

Kritika Saxena

Pravin, a question to you with respect to the $2 bn deal win in this quarter. Can you give us an idea about what verticals that is coming in from largely, because last quarter you said that there was demand in the BFS in terms of large deal wins. And also if you can give us an idea, BFS in this particular quarter, definitely positive at 5.8%, but is that a result of large deal wins? Will that continue, how sustainable is the growth in North America in BFS in addition to what Salil was talking about in terms of the deal pipeline?

Pravin Rao

In terms of large deals, we had 12 large deal wins $2 bn plus, this is the first time we have crossed $2 bn. 63% of it is net-new, three of them come from financial services, three of them come from manufacturing, a couple of them from high tech and one each from several other verticals, so it has been fairly broad based. The growth in financial services is multi-fold. One is obviously we are seeing spend come back in North America which was predominantly soft. We have also seen growth coming back in many of the large accounts where in the last one or two quarters we had seen some softness. We are seeing growth come back primarily on account of higher interest rates and also on the back of some of the large deals win that we have won not only in this quarter but even in the last quarter we had won few large deals. We have also opened a fair amount of new logos in financial services. It is a combination of things. So, as I said earlier we see momentum both in Americas as well as in Europe. We are happy with the momentum, the pipeline is decent and strong. In the near term not only in financial services but in most of the other verticals, you will have a typical softness of Q3 where you will have the impact of furloughs and lower number of working days but barring that in majority of verticals we are in a very happy place.

Kritika Saxena

So retail could be a concern given that due to furloughs, we see an impact in retail largely in Q3-Q4?

Pravin Rao

In retail surprisingly the momentum continues to remain strong. In the last two quarters, we have had good growth. This quarter also the highest growth has come from the retail segment. So we expect that momentum to continue. Again, we find broad-based growth both in Americas as well as in Europe. This quarter, I mean not only in retail, in manufacturing, traditionally in Q3 you will tend to see some impact of furloughs and lower working days. But overall, given the momentum, we will see demand again picking up in Q4 and beyond.

Kritika Saxena

Last question to Ranga, this is your last quarter. What is the unfinished task that you leave behind? Capital allocation is something that we have been asking you every quarter, there is a dividend that you have announced. So will January be the period that we are going to get the buyback announcement after you leave? And also the 23.7% margin – we were expecting it to cross that guided band that you had indicated. So by next quarter after you are gone, will you be able to cross that?

M.D. Ranganath

I think there are so many questions there. First let me say that there is no task left undone as you said. I think pretty much if you look at over the last three years when we started the journey clearly, the focus was on a very resilient, strong financial performance and we went through our own kind of focus on that. If you look at any parameter for example, free cash flow generation is record high $2 bn last year. If you look at the ROE, it touched 25%. If you look at the capital allocation policy, we returned $2 bn last year and this year we said we will return up to $2 bn and we had a bonus issue, we had a special dividend and most importantly, I think, the digital momentum and the investments that we had to make and whichever financial dimension that you look at. Likewise, in operational metrics, we operated at a very efficient way and built a very superior and competitive cost structure for us to compete in the market. Utilization excluding trainees is over 85%, onsite mix moderated and of course many parameters there, revenue per employee increased again – it is one of the highest in recent years. So there is no incomplete work to be done but nevertheless as coming back to your capital allocation policy; out of approx. $2bn we have already announced, $400 mn is already distributed by way of special dividend, balance $1.6 bn the Board clearly said it would distribute for fiscal 2019 in a manner that it would be deciding. And of course, in India there are several aspects that we need to look into how the mode of distribution – certainly the decision will be taken at the appropriate time. Coming to the margins, we gave 22% to 24%, we are pretty much at the top end of the guidance and three factors that I mentioned; yes currency did benefit us, at the same time we had to make certain interventions on the compensation side as well as for the areas that we had identified.

As you recollect in the beginning of the year we said that we are going to make certain strategic investments when we reduced our margin guidance compared to last year by 1% and we had also said that the trajectory of those investments would be pretty much in the second half. So these are principally the reasons, while we keep our laser sharp focus on the efficiency.

Chandra R. Srikanth

In terms of the deal wins per quarter, I mean this quarter it has been $2 bn, the previous quarter was $1 bn, the two quarters before that I think it was an average of $700 mn. So what is the average range that one should look forward to when it comes to deal wins from Infosys? Is this going to be the trajectory that we should look for when we assessed TCV of Infosys every quarter? Is this going to be the new number for you how sustainable is this; and if you can give us an update on appointment of the new CFO since Ranga’s terms ends mid November, by when can we expecting update on that?

Salil Parekh

On the deal wins, we report what we call large deal wins. These by definition are quite lumpy, some quarters they bunch up together and there is cumulatively a large number and other quarters they may not be that way. So it is not like revenue overall where you have less fluctuation in that. So we fully anticipate that this will fluctuate, it is not easy to predict the volatility of this fluctuation. These are lumpy large deal wins. We had a strong $2bn, we have a good pipeline but we do think it will be lumpy as we go forward.

Chandra R. Srikanth

Is that the reason why you have not revised your guidance upwards because Q1, Q2 are your best quarters, do you expect some lumpiness to come in Q3, Q4?

Salil Parekh

Typically, the large deal wins will have an impact on revenue over the next several quarters. So I do not think that has only short-term impact. In general, on the guidance, our view is we are comfortable with how we see the demand, we are comfortable with how we delivered Q1 and Q2 and many of our sectors are doing well, especially financial services. So, we have that comfortable position as we go into the second half, we are not connected in any way with the lumpiness. In terms of CFO, we made a statement in the press release as well, the Board is looking at that with research as soon as we have an update we will share that with you.

Chandra R. Srikanth

Any reason why you have decided not to contest the arbitration award for the former CFO Rajiv Bansal, do you think that is perhaps an overhang that you want to leave behind and just comply with the award?

Salil Parekh

We have a statement in the press release which I will go back to, we have consulted and got legal advice and we have decided to make the payment per the arbitration decision and proceed ahead.

Chandra R. Srikanth

Ranga in terms of the margins you have given a breakup, but the industry the way they have been seeing it is that with digital revenues going up, it is also a high margin business. Do you see that happening for Infosys as well? This quarter you had many one offs in terms of compensation, other factors coming in subcontracting cost, but now that your digital business is 31% likely to go up, what sort of impact you expect that to have margins going forwards?

M.D. Ranganath

Well coming to the digital is 31% and 69% is core IT and the digital as we have consistently been saying though we were one of the last to call out digital, we had a very fair discipline in saying that it has to come at a higher gross margin, and it is so. At the same time on the core IT, because of the pricing and other pieces, we have to constantly put the productivity led improvements whether it is automation, whether it is AI, whether it is increased off-shoring and so on and so forth. And of course the currency is another play in the entire thing. If the question is look why 23.7% and why we have not seen above 24%, clearly one of the pieces for this year at least has been the investment trajectory that we had clearly outlined at the beginning of the year and that investment trajectory is more skewed towards the second half than the first half, so that is one of the reasons. In the medium-term the higher pricing points in digital as well as the higher gross margin that we see in digital, that is something that we continue to see at least in the short-term to medium term. We do not see much of a concern there.

Chandra R. Srikanth

Pravin final couple of questions to you, there has been one client less in $100mn bracket. If you can just clarify for us why that is and secondly if I look at your net addition numbers in terms of employees, it has gone up sequentially from 5798 to 7834, can you give us a target for the year? I mean TCS has gone on record to say that they are going to hire 28,000 people from campus this year, which is a three-year high for them. So if you can tell us about your hiring numbers as well if it will go up compared to previous years because of the demand has gone up?

Pravin Rao

On the $100 mn account we had a project run off in one of the $100 mn account flow. The total revenues in the last 12 months came down. So there is nothing more to read into that and over a period of time we will expect to see it coming back. In terms of hiring, we normally do not talk about how many people we hire in a particular year. As we said earlier, we are happy with the momentum, we continue to expect to see going forward a similar kind of momentum.

Chandra R. Srikanth

We will see net addition numbers go up in a similar fashion?

Pravin Rao

In a similar fashion absolutely.

Moderator

Thank you gentlemen.